Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	16:28 04-May-06
Number	PRNUK-0405

06014202

82-34640

SUPPL

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Friends Provident plc

2) Name of shareholder having a major interest

Eureko B.V. and Achmea Pensioen-en Levensverzekeringen N.V.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

N/A

4) Name of the registered holder(s) and, if more than one holder, the number of ordinary shares of 10p each held by each of them

Eureko B.V.	72,133,266
Achmea Pensioen-en Levensverzekeringen N.V	47,520,426

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

77,365,754

8) Percentage of issued class

3.65%

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

dlw 6/7

3 May 2006

11) Date company informed

4 May 2006

12) Total holding following this notification

Eureko B.V.	21,987,926
Achmea Pensioen-en Levensverzekeringen N.V	20,300,012

13) Total percentage holding of issued class following this notification

1.999%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Gordon Ellis - 01306 654802

16) Name and signature of authorised company official responsible for making this notification

Gordon Ellis

Date of notification: 4 May 2006

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	16:16 09-May-06
Number	PRNUK-0905

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

9 May 2006

Friends Provident plc announces the transfer of 19,518 treasury shares to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.9410 per share on 8 May 2006 to satisfy its obligation to issue shares to SIP participants in April 2006. The Company has received notification from the following persons discharging managerial responsibilities, including the executive directors of the Company, that of the 19,518 shares acquired by the Trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

Name	Shares Purchased on 8 May 2006	Total no. of shares held by directors and Connected Persons
A R G Gunn	65	105,086
K Satchell	65	207,354

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 8 May 2006	Total no. of shares held by directors and Connected Persons
S J Clamp	65	3,588
A P Jackson	65	7,957
J R McIver	65	8,067
R Sepe	65	10,379
J Stevens	65	9,623
P T Tunnicliffe	65	8,763

Executive directors of Friends Provident plc participating in the SIP are to be regarded as interested in 10,208 shares out of the 2,043,146 shares held by the Trustees of the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 24,504,249

shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	12:14 16-May-06
Number	PRNUK-1605

Treasury Shares

16 May 2006

Friends Provident plc announces that following the transfer of 124,711 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 24,379,538 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	AGM Statement
Released	12:49 25-May-06
Number	5937D

RNS Number : 5937D
Friends Provident PLC
25 May 2006

Result of Annual General Meeting

Friends Provident plc announces that all resolutions proposed at its Annual General Meeting held on Thursday 25 May 2006 were duly passed and the results of the postal votes are available on the Friends Provident website. Copies of the resolutions passed (other than resolutions concerning ordinary business) will be submitted to the UKLA for publication through its Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. 020 7066 1000

Enquiries: Gordon Ellis, Group Secretary 01306 653087

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	10:20 30-May-06
Number	PRNUK-3005

Treasury Shares

30 May 2006

Friends Provident plc announces that following the transfer of 19,360 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 24,360,178 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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